SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               IAC/INTERACTIVECORP
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    44919P300
                                 (CUSIP NUMBER)

       CHARLES Y. TANABE, ESQ.                         PAMELA S. SEYMON, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL        WACHTELL, LIPTON, ROSEN & Katz
      LIBERTY MEDIA CORPORATION                        51 WEST 52ND STREET
       12300 LIBERTY BOULEVARD                      NEW YORK, NEW YORK 10019
         ENGLEWOOD, CO 80112                             (212) 403-1000
          (720) 875-5400

(Name, Address and Telephone Number of Persons Authorized to receive Notices and
                                Communications)

                                NOVEMBER 22, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


----------
* NOTE: This statement constitutes Amendment No. 18 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller and the BDTV Entities. This statement also constitutes Amendment No. 13 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 28 of a Report on Schedule 13D of Barry Diller, Amendment No. 23 of a Report on
Schedule 13D of BDTV INC., Amendment No. 22 of a Report on Schedule 13D of BDTV II INC., Amendment No. 19 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 18 of a Report on Schedule 13D of BDTV IV INC.


                                    1 of 15

--------------------------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             LIBERTY MEDIA CORPORATION
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3              SEC USE ONLY
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             NOT APPLICABLE
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     NONE; SEE ITEM 5
    NUMBER OF
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
                                     84,326,076 SHARES
   BENEFICIALLY
                    ------------------------------------------------------------
     OWNED BY         9     SOLE DISPOSITIVE POWER
                                     NONE; SEE ITEM 5
       EACH
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                                     84,326,076 SHARES
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             84,326,076 SHARES
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [X]
                             EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%.
                             ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 56% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------


                                    2 of 15

--------------------------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             BARRY DILLER
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3              SEC USE ONLY
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             NOT APPLICABLE
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             UNITED STATES
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     NONE; SEE ITEM 5
    NUMBER OF
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
                                     84,326,076 SHARES
   BENEFICIALLY
                    ------------------------------------------------------------
     OWNED BY         9     SOLE DISPOSITIVE POWER
                                     NONE; SEE ITEM 5
       EACH
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                                     84,326,076 SHARES
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             84,326,076 SHARES
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [X]
                             EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%.
                             ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 56% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             IN
--------------------------------------------------------------------------------


                                    3 of 15

--------------------------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             BDTV INC.
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3              SEC USE ONLY
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             NOT APPLICABLE
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     NONE; SEE ITEM 5
    NUMBER OF
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
                                     84,326,076 SHARES
   BENEFICIALLY
                    ------------------------------------------------------------
     OWNED BY         9     SOLE DISPOSITIVE POWER
                                     NONE; SEE ITEM 5
       EACH
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                                     84,326,076 SHARES
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             84,326,076 SHARES
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [X]
                             EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%.
                             ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 56% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------


                                    4 of 15

--------------------------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             BDTV II INC.
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3              SEC USE ONLY
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             NOT APPLICABLE
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     NONE; SEE ITEM 5
    NUMBER OF
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
                                     84,326,076 SHARES
   BENEFICIALLY
                    ------------------------------------------------------------
     OWNED BY         9     SOLE DISPOSITIVE POWER
                                     NONE; SEE ITEM 5
       EACH
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                                     84,326,076 SHARES
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             84,326,076 SHARES
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [X]
                             EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%.
                             ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 56% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------


                                    5 of 15

--------------------------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             BDTV III INC.
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3              SEC USE ONLY
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             NOT APPLICABLE
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     NONE; SEE ITEM 5
    NUMBER OF
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
                                     84,326,076 SHARES
   BENEFICIALLY
                    ------------------------------------------------------------
     OWNED BY         9     SOLE DISPOSITIVE POWER
                                     NONE; SEE ITEM 5
       EACH
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                                     84,326,076 SHARES
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             84,326,076 SHARES
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [X]
                             EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%.
                             ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 56% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------


                                    6 of 16

--------------------------------------------------------------------------------
     1              NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                             BDTV IV INC.
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
     3              SEC USE ONLY
--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS
                             NOT APPLICABLE
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE ORGANIZATION
                             DELAWARE
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                     NONE; SEE ITEM 5
    NUMBER OF
                    ------------------------------------------------------------
      SHARES          8     SHARED VOTING POWER
                                     84,326,076 SHARES
   BENEFICIALLY
                    ------------------------------------------------------------
     OWNED BY         9     SOLE DISPOSITIVE POWER
                                     NONE; SEE ITEM 5
       EACH
                    ------------------------------------------------------------
    REPORTING         10    SHARED DISPOSITIVE POWER
                                     84,326,076 SHARES
   PERSON WITH
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             84,326,076 SHARES
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [X]
                             EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%.
                             ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 56% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON
                             CO
--------------------------------------------------------------------------------


                                    7 of 15

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                  STATEMENT OF

                           LIBERTY MEDIA CORPORATION,
                                  BARRY DILLER,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       and
                                  BDTV IV INC.

 Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

                               IAC/INTERACTIVECORP

     This Report on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of IAC/InterActiveCorp, a Delaware corporation ("IAC" or the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Diller Schedule 13D"), (iv) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (v) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vi) BDTV III on July 28, 1997 (the "BDTV III
Schedule 13D"), (vii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A (this "Amendment") constitutes Amendment No. 18 to the Reporting Group Schedule 13D, Amendment No. 13 to the Liberty Schedule 13D, Amendment No. 28 to the Barry Diller Schedule 13D, Amendment No. 23 to the BDTV Schedule 13D, Amendment No. 22 to the BDTV II
Schedule 13D, Amendment No. 19 to the BDTV III Schedule 13D and Amendment No. 18 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty
Schedule 13D, the Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II
Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on
Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.           IDENTITY AND BACKGROUND

     The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     Schedule 3 attached hereto is incorporated herein by reference and amends and restates Schedule 3 of the Schedule 13D in its entirety.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:


                                    8 of 15

     The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 4.           PURPOSE OF THE TRANSACTION

     The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     On August 23, 2005, Mr. Diller exercised options to acquire 1,895,847 shares of Common Stock at an exercise price of $6.29 per share. In connection with the foregoing stock option exercise, IAC withheld 471,433 shares of Common Stock to cover the payment of the aggregate exercise price and IAC withheld 709,149 shares of IAC Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $25.30 per share.

     On November 22, 2005, Mr. Diller exercised options to acquire 6,381,250 shares of Common Stock at an exercise price of $5.25 per share. In connection with the foregoing stock option exercise, IAC withheld 1,157,222 shares of Common Stock to cover the payment of the aggregate exercise price and IAC withheld 2,600,797 shares of IAC Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $28.95 per share.

     On November 22, 2005, Mr. Diller exercised options to acquire 1,250,000 shares of Common Stock at an exercise price of $8.54 per share. In connection with the foregoing stock option exercise, IAC withheld 372,796 shares of Common Stock to cover the payment of the aggregate exercise price and IAC withheld 436,719 shares of IAC Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $28.635 per share.

     After giving effect to the exercise of options by Mr. Diller described above, the members of the Reporting Group beneficially own 58,726,078 shares of Common Stock (assuming the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller) and 25,599,998 shares of Class B Common Stock, which shares constitute 20.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group's shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 25.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 56% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. Subject to adjustment in accordance with Rule 13d-3, the foregoing beneficial ownership amounts are based on there being outstanding as of the close of business on October 28, 2005 293,780,991 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 846 shares of preferred stock, which share numbers were disclosed in the Company's quarterly report on Form 10-Q filed on November 9, 2005. Mr. Diller continues to hold an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Liberty and its affiliates, subject to certain limitations.


                                    9 of 15

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  December 6, 2005

                                                   LIBERTY MEDIA CORPORATION


                                                   By:  /s/ Charles Y. Tanabe
                                                      ------------------------
                                                   Name:   Charles Y. Tanabe
                                                   Title:  Senior Vice President

                                                   BARRY DILLER


                                                   By:   /s/ Barry Diller
                                                      --------------------

                                                   BDTV INC., BDTV II INC.,
                                                   BDTV III INC., BDTV IV INC.


                                                   By:  /s/ Barry Diller
                                                     ---------------------
                                                   Name:  Barry Diller
                                                   Title:    President


                                    10 of 15

                                INDEX TO EXHIBITS

1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D.*

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller.*

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller.*

4.   Press Release issued by the Company and Mr. Diller, dated August 25, 1995.*

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller.*

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller.*

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller.*

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc.*

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc.*

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc.*

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc.*

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller.*

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996.*

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996.*

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996.*

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV.*

17.  Amended and Restated Certificate of Incorporation of BDTV INC.*

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996.*

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc.*

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc.*


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


21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company.*

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc.*

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller.*

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc.*

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc.*

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen.*

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen.*

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation.*

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation.*

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc.*

31.  Certificate of Incorporation of BDTV III Inc.*

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997.*

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997.*

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997.*

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997.*

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997.*

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998.*

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997.*

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998.*

40.  Certificate of Incorporation of BDTV IV INC.*


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41.  Fifth Amended and Restated Joint Filing Agreement by and among Tele-
     Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999.*

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. *

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation.*

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller.*

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto.*

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A.*

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller.*

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002).*

49. Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent.*

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002.*

51. Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.*

52. Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc.*

53. Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.*

54.  Amended and Restated Governance Agreement, by and among
     IAC/InterActiveCorp, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.


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


55. Amended and Restated Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.

56. Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.


*    Previously filed.


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


Schedule 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                   SCHEDULE 3

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

NAME AND BUSINESS ADDRESS                  PRINCIPAL OCCUPATION AND PRINCIPAL
(IF APPLICABLE)                            BUSINESS (IF APPLICABLE)
--------------------------------------------------------------------------------
John C. Malone                             Chief Executive Officer and Chairman
                                           of the Board and Director of Liberty

Robert R. Bennett                          President and Director of Liberty

Donne F. Fisher                            Director of Liberty; President of
9781 Meridian Blvd., #200                  Fisher Capital Partners, Ltd.
Englewood, Colorado 80112

Paul A. Gould                              Director of Liberty; Managing
711 5th Avenue, 8th Floor                  Director of Allen & Company
New York, New York 10022                   Incorporated

Gregory B. Maffei                          Director of Liberty

David E. Rapley                            Director of Liberty

M. LaVoy Robison                           Director of Liberty; Executive
1727 Tremont Place                         Director and a Board Member of the
Denver, Colorado 80202                     Anschutz Foundation

Larry E. Romrell                           Director of Liberty

David J.A. Flowers                         Senior Vice President and Treasurer
                                           of Liberty

Albert E. Rosenthaler                      Senior Vice President of Liberty

Christopher W. Shean                       Senior Vice President and Controller
                                           of Liberty

Charles Y. Tanabe                          Senior Vice President, General
                                           Counsel and Secretary of Liberty


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